3/13/14 KW

Public

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2014
WASH., D.C.
193

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33541

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gain Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13135 Spring Blossom Trail
(No. and Street)

Chesterland	OH	44026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherry Lavin (646)822-7288
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.
(Name – *if individual, state last, first, middle name*)

32125 Solon Road	Solon	OH	44139
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

14047002

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Sherry Lavin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gain Capital Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Paula Kay Rager
Resident Summit County
Notary Public, State of Ohio
My Commission Expires: 08/11/2015

Paula Kay Rager
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

SS&G

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

GAIN CAPITAL SECURITIES, INC.

TABLE OF CONTENTS

SS&G
Certified Public Accountants and Advisers

INDEPENDENT AUDITORS' REPORT

Akron Office
301 Springside Drive
Akron, OH 44333
330-668-9696
fax: 330-668-2538
www.SSandG.com

To the Shareholder of
Gain Capital Securities, Inc.
Cleveland, Ohio

Report on the Financial Statement
We have audited the accompanying statement of financial condition of Gain Capital Securities, Inc., as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gain Capital Securities, Inc. as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The information contained in the Supplementary Information is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information contained in the Supplementary Information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in the Supplementary Information is fairly stated in all material respects in relation to the statement of financial condition as a whole.

SS&G, Inc.

February 28, 2014

SS&G

www.SSandG.com

GAIN CAPITAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2013
ASSETS		
Cash and cash equivalents	$	508,330
Deposit with clearing broker		90,991
Property and equipment at cost, less accumulated depreciation of $1,463		323
Other assets		40,233
TOTAL ASSETS	$	639,877
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	30,108
Due to related party		52,124
TOTAL LIABILITIES		82,232
SHAREHOLDER'S EQUITY		
Common stock		
No par value, 1,000 shares authorized, issued and outstanding		100,000
Additional paid-in capital		2,950,000
Accumulated deficit		(2,492,355)
TOTAL SHAREHOLDER'S EQUITY		557,645
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	639,877

See accompanying notes to statement of financial condition.

NOTE A - Organization and operations

Gain Capital Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is a wholly owned subsidiary of S.L. Bruce Financial Corp. (SLB) which is wholly owned by Gain Holdings, LLC (GHLLC). GHLLC is wholly owned by Gain Capital Holdings, Inc. (the Parent).

The Company is an introducing broker-dealer and has entered into a fully disclosed clearing agreement with a carrying broker, which is responsible for complying with all regulatory requirements related to carrying customers' accounts.

On July 12, 2013, the Company and its Parent entered into an asset purchase agreement with TradeKing, LLC to acquire substantially all existing customer accounts of the Company. The transfer was approved by FINRA on September 30, 2013. The customer accounts were transferred to TradeKing, LLC through their mutual clearing firm, APEX Clearing on October 11, 2013.

Following the transfer of assets, the Company remained registered as a broker-dealer with the SEC and FINRA. The business will continue to offer brokerage products on an unsolicited, self-directed basis to the Parent and its affiliates. The Company will continue to manage its financial, operational, managerial and supervisory responsibilities in complete compliance with applicable laws, rules and regulations.

NOTE B - Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting.

Cash and cash equivalents
At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted cash
Pursuant to an agreement with its clearing broker, the Company must maintain a minimum of $100,000 in an interest bearing deposit account. As of December 31, 2013, this balance was $100,285, which is offset on the statement of financial condition by conversion costs related to the transfer of customer accounts to TradeKing, LLC (see Note A).

NOTE B – Summary of significant accounting policies, continued

Receivables and allowance for doubtful accounts

Receivable from clearing broker is an uncollateralized broker obligation due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

Receivable from clearing broker, net of trading costs, is stated at the amount billed. Payments of receivables are allocated to the specific transactions identified on the clearing broker statement or, if unspecified, are applied to the earliest unpaid amounts.

The Company recognizes an allowance for losses on receivables in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company's policy is to recognize bad debt expense, if any, in other expenses. At December 31, 2013, management determined that no allowance was necessary.

Property and equipment

Property and equipment consisted of the following at December 31, 2013:

Computer equipment	$ 1,786
Less accumulated depreciation	(1,463)
	$ 323

The straight-line method is generally used to provide for depreciation over the estimated useful lives of the assets, primarily 3 years for computer equipment.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2013 and February 28, 2014, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C – Goodwill

The Company accounts for goodwill in accordance with Accounting Standards Codification 350, *Intangibles – Goodwill and Other* (ASC 350), which requires that goodwill and certain indefinite-lived assets not be amortized but that they be evaluated annually for impairment.

The Company adopted ASU 2012-02, *Intangibles—Goodwill and Other (Topic 350)*. This update amends ASU 2011-08, *Intangibles – Goodwill and Other (Topic 350)*. ASU 2012-02 simplifies how entities test goodwill for impairment. Previous guidance under ASC 350 required an entity to test goodwill for impairment using a two-step process on at least an annual basis. First, the fair value of a reporting unit was calculated and compared to its carrying amount, including goodwill. Second, if the fair value of a reporting unit was less than its carrying amount, the amount of impairment loss, if any, was required to be measured. Under the amendments in this update, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads the entity to determine that it is more likely than not that its fair value is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then the two-step impairment test is unnecessary. If the entity concludes otherwise, then it is required to test goodwill for impairment under the two-step process as described under ASC 350.

The valuation performed by the Company during 2013 indicated that impairment of goodwill was likely since the fair market value of the reporting unit was below the book value of the business. The Company completed the second step of the analysis and allocated the fair value to the existing assets and liabilities and determined that the entire remaining balance of goodwill was impaired. As a result, the Company recorded an impairment loss during 2013 of $532,776.

NOTE D – Related party transactions

The Company entered into a management services agreement (the Agreement) on December 31, 2009 with Gain Capital Group, LLC (GCGLLC), a wholly-owned subsidiary of GHLLC, whereby GCGLLC provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain operational expenses were paid by GCGLLC on the Company's behalf. The Agreement will continue in effect until December 31, 2014, unless notice of termination is given by either party.

At December 31, 2013, due to related party consisted of amounts due to GCGLLC related to services under the Agreement, less the amount due from the Parent as a result of the tax benefit of the Company's net operating loss for 2013.

NOTE E – Income taxes

The Company is included in the consolidated federal tax return filed by the Parent. Federal income taxes are calculated as if the companies file on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates. Deferred income taxes are recorded for timing differences between financial and income tax reporting and relate to operating loss carryforwards. The Company's net deferred tax asset was $0 at December 31, 2013, and was comprised of a deferred tax asset of approximately $764,200 and a valuation allowance of $(764,200). The valuation allowance increased by approximately $71,400 during 2013.

As of December 31, 2013, the Company had net operating loss carryforwards approximating $1,960,000. Substantially all of the net operating loss carryforwards expire by 2033.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the statement of financial condition when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2013, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the statement of financial condition. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2010.

NOTE F – Lease

The Company leases office space under an operating lease in Ohio, which expired October 2013.

NOTE G – Retirement savings plan

The Company maintains a 401(k) profit sharing retirement savings plan, covering all full-time employees who have completed three months of service and are at least 20½ years of age. The Company makes matching contributions of employees' elective deferrals up to 15% of total compensation. The Company may also make a discretionary profit-sharing contribution to the plan.

NOTE H – Net Capital Provision of Rule 15c3-1

As a member organization of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the FINRA, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2013 was $50,000. At December 31, 2013, the Company's net capital was $505,113 and exceeded the minimum net capital requirement by $455,113. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 0.163 to 1.

Supplementary Information

GAIN CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Total shareholder's equity from statement of financial condition	$ 557,645
Nonallowable assets:	
Receivables from non-customers	24,940
Property and equipment, net	323
Other assets	15,294
Total nonallowable assets	40,557
Net capital before haircuts on securities	517,088
Haircuts on securities	11,975
Net capital	505,113
Net capital requirement (the greater of 6 2/3% of aggregate indebtedness or $50,000)	50,000
Excess net capital	$ 455,113
Total aggregate indebtedness	$ 82,232
Percentage of aggregate indebtedness to net capital	16.3%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital differs from the corresponding computation prepared by the Company for inclusion on its Part II(A) FOCUS Report filing for the period October 1, 2013 through December 31, 2013. The differences relate to an increase in shareholder's equity and an increase of aggregate indebtedness due to changes in the Company's estimates of other assets and accounts payable and accrued expenses. The differences resulted in the excess net capital recorded on the above calculation to be less than the amount recorded on the Part II FOCUS filing by $11,005.

These changes are in agreement with the amended Part II(A) FOCUS Report filing dated February 28, 2014.

GAIN CAPITAL SECURITIES, INC.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report

SS&G
Certified Public Accountants and Advisers

Akron Office
301 Springside Drive
Akron, OH 44333
330-668-9696
fax: 330-668-2538
www.SSandG.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Shareholder of
Gain Capital Securities, Inc.

In planning and performing our audit of the financial statements of Gain Capital Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SS&G, Inc.

February 28, 2014